Exhibit 99.1

AMENDED AND RESTATED

UNDERWRITING AGREEMENT

March 10, 2009

Rusoro Mining Ltd.

Suite 2164 - 1055 Dunsmuir Street

Four Bentall Centre

Vancouver, B.C. V7X 1B1

Attention:                                         Mr. Andre Agapov, Chief Executive Officer

Dear Sirs:

We understand that Rusoro Mining Ltd. (“Rusoro” or the “Company”) intends to issue and sell 167,000,000 common shares (the “Offered Shares”) at a price (the “Offer Price”) of $0.60 per Offered Share.

We also understand that the Company intends to issue and sell, at the option of the Underwriters (as defined below), up to an aggregate of 25,050,000 additional common shares, being 15% of the aggregate Offered Shares (the “Over-Allotment Shares”) at the Offer Price per Over-Allotment Share. The Underwriters can elect to exercise the Over-Allotment Option (as defined below) for Over-Allotment Shares in whole or in part and from time to time prior to its expiry in accordance with the provisions of this Underwriting Agreement (as defined below).  The Offered Shares and the Over-Allotment Shares are collectively referred to as the “Offered Securities”.

We also understand that the Company has previously filed a preliminary short form prospectus dated February 23, 2009 (the “Preliminary Prospectus”) and an amended and restated preliminary short form prospectus dated February 24, 2009 (the “Amended Preliminary Prospectus”), and will prepare and file within the time limits and on the terms set out below a (final) short form prospectus (the “Final Prospectus”) in the English language, and all other necessary documents in order to qualify the Offered Securities for distribution to the public in each of the Qualifying Jurisdictions (the “Offering”).

The Offered Securities will be distributed in all of the provinces of British Columbia, Alberta and Ontario by the Underwriters pursuant to the Final Prospectus and in the United States on a private placement basis by their U.S. Affiliates (defined below) to persons who they reasonably believe to be Qualified Institutional Buyers (defined below) or U.S. Accredited Investors (defined below). Subject to applicable law, including U.S. Securities Laws (defined below) and the terms of this amended and restated underwriting agreement (the “Underwriting Agreement”), the Offered Securities may also be distributed outside Canada and the United States by the registered broker-dealer affiliates of the Underwriters pursuant to the terms and conditions hereof.

Based upon and subject to the terms and conditions set out below, Canaccord Capital Corporation and GMP Securities L.P. (the “Underwriters”), hereby severally offer to purchase from Rusoro, and Rusoro hereby agrees to sell to the Underwriters all, but not less than all, of the Offered Shares at the Offer Price per Offered Share, and (b) in the event and to the extent the Over-Allotment Option granted to the Underwriters pursuant to Section 13 of this Underwriting Agreement is exercised by the Underwriters, Rusoro agrees to sell to the Underwriters, and the Underwriters severally agree to purchase from Rusoro, the Over-Allotment Shares at the Offer Price per Over-Allotment Share.

The Company shall pay to the Underwriters a fee (the “Underwriting Fee”) at the Time of Closing (as defined below) equal to $0.036 per Offered Share and per Over-Allotment Share, as applicable, sold (being 6.00% of the price per security).

The Underwriters and the Company acknowledge that Schedule A forms a part of this Underwriting Agreement.

The following are the terms and conditions of the agreement between the Company and the Underwriters:

TERM AND CONDITIONS

Section 1                                             Definitions and Interpretation

(1)                                  In this Underwriting Agreement:

“affiliate” has the meaning given thereto in the Securities Act (British Columbia);

“Amended Preliminary Prospectus” has the meaning given to the term in the third paragraph of this Underwriting Agreement, as for greater certainty includes all documents incorporated by reference;

“Ancillary Documents” means all agreements, indentures, certificates and documents executed and delivered, or to be executed and delivered, by the Company in connection with the transactions contemplated by this Underwriting Agreement;

“Applicable Securities Laws” means the Canadian Securities Laws, the U.S. Securities Laws and the applicable securities laws and rules, regulations, notices, orders and policies applicable in the other Offering Jurisdictions;

“Bid Letter” means the letter agreement dated February 23, 2009 between Rusoro, Canaccord Capital Corporation and Canaccord International Ltd.;

“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in the city of Vancouver, British Columbia;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Qualifying Jurisdictions;

“Closing Date” means March 18, 2009 or any earlier or later date as may be agreed to by Rusoro and the Underwriters, each acting reasonably, but will in any event not be later than March 31, 2009;

“Company Financial Information” means the audited consolidated financial statements of the Company as at and for the year ended December 31, 2007 and 2006 and the unaudited interim consolidated financial statements of the Company as at and for the nine months ended September 30, 2008 and 2007;

“distribution” means distribution or distribution to the public, as the case may be, for the purposes of Canadian Securities Laws or any of them;

“Final Passport System Decision Document” means a receipt for the Prospectus issued in accordance with the Passport System;

“Final Prospectus” has the meaning given to that term in the third paragraph of this Underwriting Agreement, and for greater certainty includes all documents incorporated by reference therein;

“Indemnified Party” has the meaning given to that term in Section 16 of this Underwriting Agreement;

“Lead Underwriter” means Canaccord Capital Corporation;

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy such property or assets;

“Material Adverse Effect” means the effect resulting from any event or change which has a material adverse effect on a Person’s business, affairs, capital, operations, properties or assets, in all cases, considered on a consolidated basis;

“material change” means a material change for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in the business, operations or capital of a Person on a consolidated basis that would reasonably be expected to have a significant effect on the market price or value of its securities, and includes a decision to implement such a change made by the directors of such Person;

“material fact” means a material fact for the purposes of Applicable Securities Laws (including in the case of U.S. Securities Laws, judicial decisions with respect to the meaning of materiality of facts) or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of a Person’s securities (or the equivalent);

“Material Properties” means properties identified as material in the Final Prospectus, namely the Choco 10 Mine, Isidora Mine, Valle Hondo Project, Increible 6 Project, Emilia Property, Ceiba II Project and San Rafael/El Placer Project;

“Material Subsidiaries” means all subsidiaries of the Company through which it holds title to the Choco 10 Mine, the Isidora Mine, the Valle Hondo Project, the Increible 6 Project, the Emilia Property, the Ceiba II Project and the San Rafael/El Placer Project;

“misrepresentation” means a misrepresentation for the purposes of the Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction, means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

“Offer Price” has the meaning given to that term in the first paragraph of this Underwriting Agreement;

“Offered Securities” has the meaning given to that term in the second paragraph of this Underwriting Agreement;

“Offered Shares” has the meaning given to that term in the first paragraph of this Underwriting Agreement;

“Offering Documents” means, collectively, the Prospectuses, any Supplementary Material, and each U.S. Placement Memorandum;

“Offering Jurisdictions” means the United States, Europe and the Qualifying Jurisdictions;

“Over-Allotment Closing Date” means the third Business Day after each notice of exercise of the Over-Allotment Option is delivered to the Company, or any earlier or later date as may be agreed to in writing by the Company and the Underwriters, each acting reasonably;

“Over-Allotment Shares” has the meaning given to that term in the second paragraph of this Underwriting Agreement;

“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102, entitled “Passport System” and NP 11-202;

“Person” means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

“Preliminary Passport System Decision Document” means a receipt for the Preliminary Prospectus issued in accordance with the Passport System;

“Preliminary Prospectus” has the meaning given to that term in the third paragraph of this Underwriting Agreement and for greater certainty includes the documents incorporated by reference therein;

“Preliminary Prospectuses” means collectively, the Preliminary Prospectus and the Amended Preliminary Prospectus;

“Prospectuses” means collectively, the Preliminary Prospectuses and the Final Prospectus;

“Qualified Institutional Buyers” means a “qualified institutional buyer” as defined in Rule 144A;

“Qualifying Jurisdictions” means, collectively, the provinces of British Columbia, Alberta and Ontario;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Rule 144A” means Rule 144A under the U.S. Securities Act;

“Rusoro” means Rusoro Mining Ltd.;

“Securities Commissions” means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

“Selling Firms” has the meaning given to that term in Section 10(1);

“Standard Listing Conditions” has the meaning given to that term in Section 3(4)(c) of this Underwriting Agreement;

“subsidiary” means a subsidiary for purposes of the Securities Act (British Columbia);

“Supplementary Material” means, collectively, (i) any amendment or supplement to the Prospectuses, (ii) any amendment or supplement to the U.S. Placement Memorandum, (iii) any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of Rusoro under Applicable Securities Laws relating to the qualification for distribution of, inter alia, the Offered Securities, or (iv) any other document, including each U.S. Placement Memorandum, that is delivered or intended to be delivered to a purchaser of Offered Securities;

“Time of Closing” means (i) 5:00 a.m. (Vancouver time) on the Closing Date, or (ii) 5:00 a.m. on each Over-Allotment Closing Date, as applicable, or (iii) any other time on the Closing Date or any Over-Allotment Closing Date as may be agreed to by Rusoro and the Underwriters;

“TSX-V” means the TSX Venture Exchange;

“Underwriters” means Canaccord Capital Corporation and GMP Securities L.P.;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Accredited Investor” means a Person who satisfies the definition of “accredited investor” set forth in Rule 501(a) of Regulation D of the U.S. Securities Act;

“U.S. Affiliate” means the U.S. registered broker-dealer affiliates of the Underwriters that is named in the U.S. Placement Memorandum;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Placement Memorandum” means each U.S. private placement memorandum, in a form and substance acceptable to the Underwriters, which has attached thereto, a copy of the Preliminary Prospectus, Amended Preliminary Prospectus or the Final Prospectus, or any amendment or supplement thereto, delivered or to be delivered to purchasers of Offered Securities in the United States pursuant to the terms and conditions hereof;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws.

(2)                                  Headings, etc. The division of this Underwriting Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Underwriting Agreement.  Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Underwriting Agreement.

(3)                                  Currency. Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

(4)                                  Information Relating to the Underwriters. Where this Underwriting Agreement references information and statements relating solely to the Underwriters (and/or their respective affiliates) and furnished by it specifically for use in the Offering Documents, or any part thereof, the statements set forth under the heading “Plan of Distribution” in the Preliminary Prospectus, Amended Preliminary Prospectus, Final Prospectus or any Supplementary Material, and that relate to over-allotment and stabilization activities that may be undertaken by the Underwriters, constitute the only such information and statements.

Section 2                                             Filing of the Prospectuses and Qualification for Distribution

(1)                                  The Company shall, use its reasonable best efforts to satisfy all comments respecting the Preliminary Prospectuses from securities regulators as soon as possible after receipt of such comments and the Company shall, not later than 5:00 p.m. (Vancouver time) on March 11, 2009, have prepared and filed under the Canadian Securities Laws, and shall have obtained a receipt therefore from the Securities Commission in each of the Qualifying Jurisdictions (in the form of a Final Passport System Decision Document) by 5:00 p.m. (Vancouver time) on such date, the Final Prospectus and other related documents relating to the distribution in Canada of the

Offered Securities, and shall have taken all other steps and proceedings that may be necessary to be taken by the Company in order to qualify the Offered Securities for distribution (or distribution to the public, as the case may be) in each of the other Qualifying Jurisdictions by the Underwriters under the Canadian Securities Laws by 5:00 p.m. (Vancouver time) on such date.

(2)                                  Until the date on which the distribution of the Offered Securities is completed, the Company will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Securities or, in the event that the Offered Securities or any of them, have, for any reason, ceased to so qualify, to so qualify again such securities, as applicable, for distribution.

Section 3                                             Delivery of Offering Documents and Related Matters

(1)                                  The Company shall deliver without charge to the Underwriters, as soon as practicable and in any event within one (1) Business Day of the date of the filing of the Amended Preliminary Prospectus or the Final Prospectus, and thereafter from time to time during the distribution of the Offered Securities, in such cities in the Offering Jurisdictions as the Underwriters shall notify the Company, as many commercial copies of the Amended Preliminary Prospectus, the Final Prospectus and each related U.S. Placement Memorandum, respectively, in the English language as the Underwriters may request for the purposes contemplated by the relevant securities laws. The Company will similarly cause to be delivered to the Underwriters, in such cities in the Offering Jurisdictions as the Underwriters may request commercial copies of any Supplementary Material required or intended to be delivered to purchasers or prospective purchasers of the Offered Securities.  Each delivery of the Prospectuses, each U.S. Placement Memorandum or any Supplementary Material will have constituted and will constitute the Company’s consent to the use of the Prospectuses, each U.S. Placement Memorandum and any Supplementary Material by the Selling Firms for the distribution of the Offered Securities in the Qualifying Jurisdictions in compliance with the provisions of this Underwriting Agreement.

(2)                                  Each delivery of the Prospectuses and any Supplementary Material to the Underwriters by Rusoro will constitute the representation and warranty of Rusoro to the Underwriters that (except for information and statements relating solely to the Underwriters and furnished by them specifically for use in the Prospectuses), at the respective times of delivery:

(a)                                  the information and statements contained in each of the Prospectuses and any Supplementary Material contain no misrepresentation;

(b)                                 the Prospectuses, as amended by any Supplementary Material, constitute full, true and plain disclosure of all material facts relating to Rusoro, and the Offered Securities; and

(c)                                  each of the Prospectuses and the Supplementary Material fully complied in all material respects with the requirements of Canadian Securities Laws pursuant to which it was filed.

(3)                                  Each delivery of the U.S. Placement Memorandum and any Supplementary Material to the Underwriters by Rusoro will constitute the representation and warranty of Rusoro to the Underwriters and the U.S. Affiliates that (except for information and statements relating solely to the Underwriters and the U.S. Affiliates and furnished by them specifically for use in the U.S. Placement Memorandum) at the respective times of delivery, such U.S. Placement Memorandum or Supplementary Material does not include any misrepresentation.

(4)                                  Rusoro will also deliver to the Underwriters without charge contemporaneously with, or prior to the filing of the Amended Preliminary Prospectus or the Final Prospectus, as the case may be:

(a)                                  a copy of the Amended Preliminary or Final Prospectus, as the case may be, in the English language, each manually signed on behalf of Rusoro by the persons and in the form required by Canadian Securities Laws, including copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters (provided that any documents incorporated by reference therein which is publicly available on SEDAR shall be deemed to be delivered to the Underwriters);

(b)                                 a copy of any other document filed with, or delivered to, the Securities Commissions by Rusoro under Canadian Securities Laws in connection with the Offering;

(c)                                  concurrently with the filing of the Final Prospectus, evidence satisfactory to the Underwriters of the approval (or conditional approval) of the listing and posting for trading on the TSX-V of the Offered Securities, subject only to satisfaction by Rusoro of customary post-closing conditions imposed by the TSX-V in similar circumstances (the “Standard Listing Conditions”); and

(d)                                 a “long-form” comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, addressed to the Underwriters, from the auditor of Rusoro, and based on a review completed not more than two Business Days prior to the date of the letter, with respect to the Company Financial Information included in the Final Prospectus, which letter shall be in addition to the auditor’s report contained in the Final Prospectus and any auditor’s comfort letter addressed to the Securities Commissions and filed with or delivered to the Securities Commissions under the Canadian Securities Laws.

(5)                                  Opinions, comfort letters and other documents substantially similar to those referred to in this section of this Underwriting Agreement will be delivered to the Underwriters and Rusoro, and their respective counsel, as applicable, with respect to any Supplementary Material, contemporaneously with, or prior to the filing or delivery of, any Supplementary Material.

(6)                                  The Underwriters may disseminate a pre-approved press release announcing the terms of this Underwriting Agreement prior to 6:30 a.m. (Vancouver time) on the Business Day following the date of issue of a receipt from the Securities Commission in each of the Qualifying Jurisdictions (in the form of a Preliminary Passport System Decision Document) for the Amended Preliminary Prospectus.

Section 4                                             Material Changes During the Distribution of the Offered Securities

(1)                                  Rusoro will promptly inform the Underwriters in writing during the period prior to the completion of the distribution of the Offered Securities of the full particulars of:

(a)                                  any material change (whether actual, anticipated, threatened, contemplated) in respect of Rusoro considered on a consolidated basis;

(b)                                 any material fact (whether actual, anticipated, threatened, contemplated, or proposed by, to, or against) that would have been required to have been stated in any of the Offering Documents had that fact arisen or been discovered on, or prior to, the date of the Offering Documents, as the case may be; and

(c)                                  any change (whether actual, threatened, or proposed by, to, or against) in any material fact or any misstatement of any material fact contained in any of the Offering Documents, or the existence of  any new material fact.

in all cases which change or new material fact is, or may reasonably be expected to be,  of such a nature as:

(d)                                 to render any of the Offering Documents, as they exist taken together in their entirety immediately prior to such change or new material fact, misleading or untrue in any respect or would result in any of such documents, as they exist taken together in their entirety immediately prior to such change or material fact, containing a misrepresentation;

(e)                                  would result in any of the Offering Documents, as they exist taken together in their entirety immediately prior to such change or material fact, not complying with any Applicable Securities Laws; or

(f)                                    would reasonably be expected to have a material effect on the market price or value of any of the Offered Securities or the Common Shares, or constitute a Material Adverse Effect as it relates to Rusoro.

(2)                                  Rusoro shall comply with Part 6 of National Instrument 41-101 Prospectus Filing Requirements and section 57 of the Securities Act (Ontario), and Rusoro will prepare and will file or deliver promptly at the request of the Underwriters, any Supplementary Material, which, in the opinion of the Underwriters may be necessary, and will until the distribution of the Offered Securities is complete, otherwise comply with all applicable filing, delivery and other requirements under Applicable Securities Laws arising as a result of such fact or change necessary to continue to qualify the Offered Securities for distribution in each of the Qualifying Jurisdictions.

(3)                                  The Company and the Underwriters acknowledge that the Company is required by Canadian Securities Laws to prepare and file an amendment to the Final Prospectus at any time prior to the completion of the distribution of the Offered Securities if the Final Prospectus (prior to the amendment) contains a misrepresentation.  The Company will promptly prepare and file with the securities authorities in the Qualifying Jurisdictions any amendment or supplement thereto which in the opinion of the Underwriters, acting reasonably, may be necessary or advisable to correct such misrepresentation.

(4)                                  In addition, if, during the period from the date hereof to the later of (i) the Closing Date, (ii) the last Over-Allotment Closing Date, and (iii) the date of the completion of the distribution of the Offered Securities, it shall be necessary to file or deliver any Supplementary Material to comply with any Applicable Securities Laws, the Company shall, in co-operation with the Underwriters, make any such filing as soon as reasonably possible.

(5)                                  In addition to the provisions of Subsections 4(1) and 4(2), Rusoro will, in good faith, discuss with the Underwriters, any change, event, development or fact, contemplated, anticipated, threatened, or proposed in Subsections 4(1) and 4(2) that is of such a nature that there may be reasonable doubt as to whether written notice should be given to the Underwriters under Section 4 of this Underwriting Agreement and will consult with the Underwriters with respect to the form and substance of any Supplementary Material proposed to be filed or delivered by Rusoro, it being understood and agreed that no such Supplementary Material will be filed by Rusoro with any Securities Commission or delivered to any purchaser or prospective purchaser until the Underwriters and their legal counsel (i) have been given a reasonable opportunity to review and (ii) approve such material, acting reasonably.

Section 5                                             Due Diligence

Prior to the Time of Closing, and, if applicable, prior to the filing or delivery of any Supplementary Material, the Underwriters, their legal counsel, and technical consultants will be provided with timely access to all information required to permit it to conduct a full due diligence investigation of Rusoro and its business operations, properties, assets, affairs, prospects and financial condition to the extent such information is within the control of Rusoro. In particular, the Underwriters shall be permitted to conduct all due diligence that they may, in its sole discretion, require in order to fulfil their obligations under Applicable Securities Laws, and in that regard, Rusoro will make available, to the extent the information is within the control of Rusoro, to the Underwriters, their legal counsel and technical consultants, on a timely basis, all corporate and operating records, contracts, reserve reports, technical reports, feasibility studies, financial information, budgets, key officers, and other relevant information necessary in order to complete the due diligence investigation of Rusoro and its business, properties, assets, affairs and financial condition for this purpose, and without limiting the scope of the due diligence inquiries the Underwriters may conduct, to participate in one or more due diligence sessions to be held prior to the Time of Closing at which management of the Company, the Company’s auditors and legal counsel, and the Company’s external technical consultants may be require to participate.  All information requested by the Underwriters, their legal counsel and technical consultants in connection with the due diligence investigations of the Underwriters will be used only in connection with the Offering. It shall be a condition precedent to (i) the Underwriters’ execution of any certificate in any Offering Document that the Underwriters be satisfied as to the form and substance of the document, and (ii) the delivery of each U.S. Placement Memorandum to any purchaser or prospective purchaser that the Underwriters and their U.S. Affiliates be satisfied as to the form and substance of such document.

Section 6               Conditions of Closing

The Underwriters’ obligations under this Underwriting Agreement to purchase the Offered Securities or to purchase any Over-Allotment Shares are conditional upon and subject to:

(1)           Canadian Legal Opinion. The Underwriters receiving at the Time of Closing on the Closing Date a favourable legal opinion from Anfield Sujir Kennedy & Durno, Canadian counsel to Rusoro, who may rely on, or alternatively provide directly to the Underwriters, the opinions of local counsel acceptable to counsel to the Underwriters, acting reasonably, as to the qualification of the Offered Securities for sale to the public and as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice and may rely as to matters of fact on certificates of officers, public and exchange officials or of the auditor or transfer agent of Rusoro, to the effect set forth below:

(a)           the authorized and issued share capital of Rusoro being as described in the Final Prospectus and any Supplementary Material;

(b)           all necessary corporate action having been taken by Rusoro to authorize the execution and delivery of this Underwriting Agreement, and the performance of its obligations hereunder and thereunder;

(c)           this Underwriting Agreement having been duly executed and delivered by Rusoro and constituting, in each case, a legal, valid and binding obligation of, and being enforceable against, Rusoro in accordance with its terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, general equitable principles including the availability of equitable remedies and the qualification that no opinion need be expressed as to rights to indemnity or contribution);

(d)           the execution and delivery by Rusoro of this Underwriting Agreement, the fulfilment of the terms hereof by Rusoro, and the issue, sale and delivery on the Closing Date of the Offered Shares (and the Over-Allotment Shares on the Over-Allotment Closing Date, to the extent that the Over-Allotment Option is exercised) to the Underwriters as contemplated herein, not constituting or resulting in a breach of or a default under, and not creating a state of facts which, after notice or lapse of time or both, will constitute or result in a breach of, and will not conflict with, any of the terms, conditions or provisions of the notice of articles or articles of Rusoro or any applicable law of British Columbia and the federal laws of Canada;

(e)           all necessary corporate action having been taken by Rusoro to authorize the creation, issuance and delivery of the Offered Securities;

(f)            all documents required to be filed or delivered by Rusoro and all proceedings required to be taken by Rusoro under Canadian Securities Laws having been filed or delivered and taken in order to qualify the distribution of the Offered Securities in each of the Qualifying Jurisdictions through investment dealers or brokers registered under the applicable laws thereof who have complied with the relevant provisions thereof and no other documents will be required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained by Rusoro under Canadian Securities Laws to permit the trading in the Qualifying Jurisdictions of the Offered Securities, through registrants registered under Canadian Securities Laws or in circumstances in which there is an exemption from the registration requirements of such applicable laws;

(g)           the Offering Documents having been duly authorized and executed by the Company;

(h)           the Offered Shares and Over-Allotment Shares having been conditionally approved for listing on the TSX-V subject only to the Standard Listing Conditions;

(i)            (i) the Offered Shares being validly issued by the Company as fully paid and non-assessable shares in the capital of the Company, and (ii) the Over-Allotment Shares will, upon exercise of the Over-Allotment Option and payment of the consideration therefor, be validly issued by the Company and will be fully paid and non-assessable shares in the capital of the Company;

(j)            the form of the certificates representing the Offered Shares and the Over-Allotment Shares having been approved by the directors of the Company and complying with the provisions of the Business Corporations Act (British Columbia) and the notice of articles and articles of the Company, and having been duly approved and executed by the Company, certified by Computershare Investor Services Inc. as transfer agent and registrar and delivered to the Underwriters; and

(k)           the Company being a reporting issuer (or the equivalent) under the Securities Laws of British Columbia, Alberta, Ontario, Quebec, and not being included on a list of defaulting reporting issuers maintained by the securities regulators of each such province;

in a form and substance acceptable to the Underwriters, acting reasonably;

(2)           United States Legal Opinion.  On the Closing Date, U.S. counsel to the Company, shall have delivered an opinion to the Underwriters, dated the Closing Date stating:

(a)           it is not necessary to register the Offered Securities under the U.S. Securities Act in respect of the initial sale of the Offered Securities by the Company to the Underwriters and the resale by the Underwriters and their respective affiliates in the United States to Qualified Institutional Buyers pursuant to Rule 144A under the U.S. Securities Act; and

(b)           it is not necessary to register the Offered Securities under the U.S. Securities Act in respect of the sale of the Offered Securities by the Company to U.S.  Accredited Investors in the United States;

in each case in a form and substance acceptable to the Underwriters, acting reasonably.

(3)           Venezuelan Legal Opinion. The Underwriters receiving at the Time of Closing on the Closing Date a favourable legal opinion on title from Venezuelan counsel to Rusoro satisfactory to the Underwriters as to the ownership of the Company’s interests in the Material Mining Properties and as to corporate matters regarding the Material Subsidiaries of the Company, in a form and substance acceptable to the Underwriters, acting reasonably;

(4)           Officer’s Certificate of Rusoro. The Underwriters having received at the Time of Closing on the Closing Date, a certificate dated such date signed by the Chief Executive Officer or Chief Financial Officer of Rusoro or another officer acceptable to the Underwriters in form and substance acceptable to the Underwriters with respect to:

(a)           the constating documents of Rusoro;

(b)           the resolutions of the directors of Rusoro relevant to the Offering, the allotment, issue (or reservation for issue) and sale of the Offered Securities, the authorization of this Underwriting Agreement, and the other agreements and transactions contemplated by this Underwriting Agreement; and

(c)           the incumbency and signatures of signing officers of Rusoro;

(5)           Certificates of Status. The Underwriters having received at the Time of Closing on the Closing Date, certificates of status and/or compliance (or the equivalent), where issuable under applicable law, for Rusoro and each of the Material Subsidiaries, each dated within two (2) days of such date;

(6)           Closing Certificate of Rusoro. Rusoro having delivered to the Underwriters, at each Time of Closing, a certificate dated the date on which such Time of Closing occurs, addressed to the Underwriters and signed by the Chief Executive Officer and Chief Financial Officer of Rusoro, certifying for and on behalf of Rusoro, and not in their personal capacities, after having made due inquiries, with respect to the following matters:

(a)           Rusoro having complied with all the covenants, in all material respects, and satisfied all the terms and conditions of this Underwriting Agreement on its part to be complied with and satisfied at or prior to such Time of Closing;

(b)           no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Offered Securities or any of the Company’s issued securities having been issued, and no proceeding for such purpose being pending or, to the knowledge of such officers, threatened;

(c)           subsequent to the date of this Underwriting Agreement, there having not occurred a Material Adverse Effect, or any change or development involving a prospective Material Adverse Effect, or the coming into existence of a new material fact, other than as disclosed in the Final Prospectus or any Supplementary Material, as the case may be;

(d)           subsequent to the date of this Underwriting Agreement, no material change relating to the Company on a consolidated basis having occurred since the date of this Underwriting Agreement other than as disclosed in the Final Prospectus or in any Supplementary Material; and

(e)           the representations and warranties of Rusoro contained in this Underwriting Agreement, any Ancillary Documents and in any certificates of Rusoro delivered pursuant to or in connection with this Underwriting Agreement, being true and correct in all material respects (or, if qualified by materiality, in all respects) as at each Time of Closing, with the same force and effect as if made on and as at such Time of Closing, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated by this Underwriting Agreement;

(7)           No Termination. The Underwriters not having exercised any rights of termination set forth in Section 15;

(8)           No Cease Trade Order.  At each Time of Closing, the Company is not the subject of a cease trading order made by any securities regulatory authority or other competent authority which has not been rescinded;

(9)           Representations and Warranties. At each Time of Closing, the representations and warranties of Rusoro contained in this Underwriting Agreement, any Ancillary Documents and in any certificates of Rusoro delivered pursuant to or in connection with this Underwriting Agreement, being true and correct in all material respects (or, if qualified by materiality, in all respects) as at each Time of Closing, with the same force and effect as if made on and as at each Time of Closing, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated by this Underwriting Agreement, and Rusoro having complied with all terms and conditions of this Agreement to be complied with by Rusoro at or prior to each Time of Closing;

(10)         Certificate of Transfer Agent.  Rusoro having delivered to the Underwriters a certificate of the registrar and transfer agent of the Company, which certifies the number of common shares of the Company issued and outstanding on the date prior to the Closing Date.

(11)         Final Prospectus Filing.  Rusoro having received a Final Passport System Decision Document relating to the Final Prospectus by no later than March 11, 2009.

(12)         Bring Down Auditor Comfort Letters. Rusoro having caused the auditors of Rusoro to deliver to the Underwriters a comfort letter, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the date which is two (2) Business Days prior to the Closing Date, the information contained in the comfort letter referred to in Subsection 3(4)(d).

(13)         Due Diligence. The due diligence investigations of the Underwriters having been completed to the satisfaction of the Underwriters, acting reasonably, and revealing no material changes, misrepresentations, or undisclosed items which, in the opinion of the Underwriters, acting reasonably, could reasonably have an adverse effect on the business of the Company or the price or value of any securities of the Company.

(14)         Other Documentation. The Underwriters having received at each Time of Closing such further certificates, opinions of counsel and other documentation from Rusoro as may be contemplated herein or as the Underwriters may reasonably require, provided, however, that the Underwriters shall request any such certificate or document within a reasonable period prior to the Time of Closing that is sufficient for Rusoro to obtain and deliver such certificate, opinion or document.

Section 7               Representations and Warranties of Rusoro

(1)           Rusoro hereby represents and warrants to the Underwriters, intending that the same may be relied upon by the Underwriters that as at the date hereof and as at each Time of Closing:

(a)           Corporate Power.  The Company has full corporate power and authority to enter into this Underwriting Agreement and the Ancillary Documents and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof. The Company has full corporate power and authority to do all acts and things and execute and deliver all documents as are required to be done, observed, performed, executed or delivered in order to complete the transactions contemplated by, or described in, the Prospectuses.

(b)           Authorization. The Company has taken all necessary corporate action to authorize the execution, delivery and performance of this Underwriting Agreement and to authorize the completion of the transactions contemplated by, or described in, the Prospectuses.

(c)           Underwriting Agreement.  This Underwriting Agreement has been duly authorized, executed and delivered by Rusoro and is a legal, valid and binding obligation of, and is enforceable against, Rusoro in accordance with its terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, the availability of equitable remedies and the qualification that rights to indemnity and waiver of contribution may be contrary to public policy).

(d)           Good Standing of Rusoro. Rusoro has been duly incorporated or organized and is validly existing under the laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own, lease and operate its properties and assets (including royalties and interest therein) currently owned, and to carry out the transactions contemplated by this Underwriting Agreement.

(e)           Good Standing of Subsidiaries and Affiliates.  At the relevant Time of Closing, Rusoro’s only subsidiaries and affiliates will be the subsidiaries and the affiliates listed in the Prospectuses, which list will be true, complete and accurate in all material respects.  At the Time of Closing, each subsidiary or affiliate listed in the Prospectuses will be a corporation or company incorporated or established, organized and existing under the laws of the jurisdiction of its incorporation, will be current and up-to-date with all material filings required to be made under the laws of its jurisdiction of incorporation and will have the requisite corporate power and capacity to own, lease and operate its properties and to conduct its business as now carried on by it, and will be duly qualified to transact business and will be in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so would not reasonably be expected to result in a Material Adverse Effect.  At the Time of Closing, all of the issued and outstanding shares in the capital of Rusoro’s subsidiaries and affiliates will have been duly authorized and validly issued, will be fully paid and non-assessable and, except as otherwise noted in the Prospectuses, will be directly or indirectly beneficially owned by Rusoro, free and clear of any Lien; and none of the outstanding shares of the capital stock of any subsidiary or affiliate was issued in violation of pre-emptive or similar rights of any security holder of such subsidiary or affiliate.  Other than as disclosed in the Prospectuses, there exist no options, warrants, purchase rights, or other contracts or commitments that could require Rusoro to sell, transfer or otherwise dispose of any capital stock of its subsidiaries or affiliates.  No act or proceeding has been taken by or against Rusoro’s subsidiaries or affiliates in connection with their liquidation, winding-up or bankruptcy that would result in a Material Adverse Effect.

(f)            Share Capital of Rusoro. The authorized capital of the Company consists of an unlimited number of common shares, of which 397,189,346 common shares were issued and outstanding as of the close of business on the last business date preceding the date of this Underwriting Agreement.

(g)           Authorization of Offered Securities. The Offered Securities have been duly authorized for issuance pursuant to this Underwriting Agreement. The Common Shares will, upon payment of the consideration therefor, be validly issued by the Company as fully paid and non-assessable shares in the capital of the Company. The Over-Allotment Shares will, upon exercise of the Over-Allotment Option and payment of the consideration therefor, be validly issued by the Company and will be fully paid and non-assessable shares in the capital of the Company.

(h)           Reporting Issuer.  The Company is a reporting issuer in each of the Qualifying Jurisdictions and is not in breach of any filing requirement under Canadian Securities Laws which could have a Material Adverse Effect on the Company.

(i)            Short Form Eligibility. The Company is eligible to file a short form prospectus in each of the Qualifying Jurisdictions and there are no reports or information that in accordance with the requirements of the Canadian Securities Laws must be made publicly available in connection with the Offering as at the date hereof that have not been made publicly available.

(j)            Compliance with Continuous Disclosure Obligations.  The Company has filed all documents required to be filed pursuant to National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”).  No documents filed by the Company pursuant to NI 51-102 contained as at the date of filing, or contain as at the date hereof, any misrepresentation.  The Company has not filed any material change reports that were filed on a confidential basis and remain as at the date hereof confidential.

(k)           Filings.  All filings and fees required to be made and paid by the Company pursuant to Applicable Securities Laws and general corporate law have been made and paid in accordance with applicable Laws, except certain Blue Sky filings that will be made after the closing.

(l)            Financial Statements of the Company.  The Company’s Financial Information incorporated by reference into the Prospectuses and the notes thereto, (i) present fairly, in all material respects, the financial position of the Company, as at the date specified in such Company Financial Information; (ii) have been prepared in conformity with generally accepted accounting principles in Canada (“Canadian GAAP”) applied on a consistent basis throughout the periods involved; and (iii) does not contain any misrepresentation.

(m)          No Material Adverse Effect.  Since September 30, 2008 (a) there has been no change in the condition (financial or otherwise), or in the properties, capital, affairs, prospects, operations, assets or liabilities of Rusoro and the Material Subsidiaries considered on a consolidated basis, whether or not arising in the ordinary course of business which would reasonably be expected to give rise to a Material Adverse Effect, and (b) there have been no transactions entered into by Rusoro or the Material Subsidiaries, other than those in the ordinary course of business, which are material with respect to Rusoro and the Material Subsidiaries considered as one enterprise, in each case, except as disclosed in a material change report filed under Canadian Securities Laws.

(n)           Independent Accountants. The accountants who reported on and audited the Company Financial Information that have been audited, are independent with respect to Rusoro within the meaning of Canadian Securities Laws.

(o)           Accounting Controls.  Rusoro and each of its Material Subsidiaries maintains, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(p)           Absence of Rights.  No person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of Rusoro or any other agreement or option, for the issue or allotment of any unissued shares of Rusoro or any other security convertible into or exchangeable for any such shares or to require Rusoro to purchase, redeem or otherwise acquire any of the issued and outstanding shares of Rusoro except as otherwise disclosed in the Prospectuses.

(q)           Liabilities.  Neither Rusoro nor the Material Subsidiaries have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Information or referred to or disclosed herein, other than liabilities, obligations, or indebtedness or commitments (i) incurred in the normal course of business, or (ii) which would not have a Material Adverse Effect.

(r)            No Default.  The Company is not in default or breach or violation of, and the execution and delivery of, and the performance of, and compliance with, the terms of this Underwriting Agreement, do not and will not:

(i)            result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the constating documents or resolutions of the Company, any applicable laws, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Company or any Subsidiaries, which default or breach might reasonably be expected to have a Material Adverse Effect; or

(ii)           create a right for any other party to terminate, accelerate or in any way alter any other rights existing under any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company or any subsidiary is a party or by which it is bound which, upon exercise of such right, might reasonably be expected to have a Material Adverse Effect.

(s)           Mining Claims.  To the best of its knowledge, and having regard to the nature of the mining industry and its standards in the applicable jurisdictions, the mining licenses, claims, concessions, leases, agreements, exploration, extraction and other mineral property rights that are set forth in the Prospectuses in respect of the rights held by Rusoro and the Material Subsidiaries in respect of the Material Properties (“Mining Claims”), constitute a complete and accurate list of all such rights held by Rusoro and the Material Subsidiaries in respect of the Material Properties, all Mining Claims of Rusoro and the Material Subsidiaries that are held by Rusoro or the Material Subsidiaries, are in good standing, are valid and enforceable, are free and clear of any material Liens or charges and no material royalty is payable in respect of any of them, except as set out in the Prospectuses, and except as set out in the Prospectuses, no other property rights are necessary for the conduct of Rusoro’s or the Material Subsidiaries’ business, and there are no material restrictions on the ability of Rusoro or the Material Subsidiaries to use, transfer or otherwise exploit any such property rights except as required by applicable law.

(t)            Disclosure for Mineral Projects.  The Company has filed the technical reports required to be filed pursuant to National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and, if requested by the British Columbia Securities Commission, will file an update to such report prior to filing the Final Prospectus.  No documents filed by the Company pursuant to NI 43-101 contained as at the date of filing, or contain as at the date hereof, any misrepresentation.

(u)           Environmental Laws.  To the best of its knowledge, and having regard to the nature of the mining industry and its standards in the applicable jurisdictions neither Rusoro nor the Material Subsidiaries is in violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”) except where such violations would not be reasonably expected, on an individual or aggregate basis, to have a Material Adverse Effect.  To the best of Rusoro’s knowledge, Rusoro and the Material Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, except where the failure to have such permits, authorizations and approvals would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect, and to the best of Rusoro’s knowledge, there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against Rusoro or the Material Subsidiaries, which if determined adversely, would reasonably be expected to have a Material Adverse Effect.

(v)           Possession of Licenses and Permits.  To the best of its knowledge, and having regard to the nature of the mining industry and its standards in the applicable jurisdictions, Rusoro and the Material Subsidiaries possess such permits, certificates, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to own, lease, stake or maintain the Mining Claims and other property interests and to conduct the business now operated, except where the failure to possess such permits, certificates, licenses, approvals, consents or authorizations would not reasonably be expected to have a Material Adverse Effect, Rusoro and the Material Subsidiaries are in compliance, in all material respects, with the terms and conditions of all such Governmental Licenses, all of the Governmental Licenses are valid and in full force and effect, and neither Rusoro nor the Material Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses.

(w)          Insurance.  Rusoro and the Material Subsidiaries maintains policies of insurance in force as at the date hereof that adequately cover all those risks reasonably and prudently foreseeable in the current operation and conduct of their respective businesses which, having regard to the nature of such risk and the relative costs of obtaining insurance, it is reasonable to seek rather than to provide for self-insurance.

(x)            Material Contracts.  All of the material contracts and agreements of Rusoro and of the Material Subsidiaries not made in the ordinary course of business (collectively, the “Material Contracts”) have been filed with the applicable Securities Commissions.  Neither Rusoro nor the Material Subsidiaries has received notification from any party claiming that Rusoro is in breach or default under any Material Contract.  Neither Rusoro nor the Material Subsidiaries has given notification to any party claiming that such other party is in breach or default under any Material Contract.

(y)           Title to Assets.  The Company and the Material Subsidiaries has its rights and benefits under the Material Contracts free and clear of any mortgages, liens, charges, pledges, whatsoever, except such as have arisen in the ordinary course of business or that are not material; and no person, firm or corporation has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase or acquisition of any such assets except such as have arisen in the ordinary course of business or that are not material.

(z)            Absence of Proceedings.  Except as disclosed in the Prospectuses, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of Rusoro, threatened, against or affecting Rusoro or the Material Subsidiaries, which if determined adversely, would reasonably be expected to have a Material Adverse Effect, or which if determined adversely would materially and adversely affect the consummation of the transactions contemplated in this Underwriting Agreement or the performance by Rusoro of its obligations hereunder.

(aa)         Outstanding Judgments.  Except as disclosed in the Prospectus, there is no outstanding judgment, order, decree, arbitral award or decision of any court, tribunal or governmental agency against the Company or its Material Subsidiaries.

(bb)         Transfer Agent.  Computershare Investor Services Inc., at its offices in Vancouver, British Columbia has been duly appointed as the registrar and transfer agent for the ordinary shares of the Company in Canada.

(cc)         Absence of Further Requirements.  No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency is necessary or required for the performance by Rusoro of its obligations hereunder, in connection with the proposed issue of the Offered Securities hereunder or the consummation of the transactions contemplated by this Underwriting Agreement, except such as have been obtained, or as may be required, under Applicable Securities Laws.

(dd)         Unlawful Payment.  Neither Rusoro nor the Material Subsidiaries nor, to Rusoro’s knowledge, any employee or agent of Rusoro or the Material Subsidiaries, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws.

(ee)         Tax Matters. The Material Subsidiaries and the Company have filed all necessary tax returns and notices and has paid all applicable taxes for all tax years prior to the date hereof to the extent such taxes have became due or have been alleged to be due except to the extent that the failure to so file or pay would not reasonably be expected to have a Material Adverse Effect.

(ff)           Brokerage Fees.  Other than the Underwriters or their affiliates or sub-agents (if any), there is no person, firm or corporation acting or, to the knowledge of Rusoro, purporting to act at the request of Rusoro, who is entitled to any brokerage or finder’s fees in connection with the Offering contemplated herein.

(gg)         Status in the U.S.  Rusoro makes the representations, warranties and covenants applicable to it in Schedule “A” hereto and acknowledges that the terms and conditions of the representations, warranties and covenants of the parties contained in Schedule “A” form part of this Underwriting Agreement.

(hh)         Directors and Officers.  None of the directors or officers of Rusoro are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(ii)           Compliance with Exchange Requirements.  The entering into and the performance of the transactions contemplated herein do not require any consent, approval, authorization or order of any court or governmental agency or body, except that which may be required under Applicable Securities Laws or stock exchange requirements, including, without limitation, the TSX-V, and that will be obtained prior to the Time of Closing.

Section 8               Representations and Warranties of the Underwriters

(1)           Each of the Underwriters hereby represents and warrants that:

(a)           it is, and will remain so, until the completion of the Offering, appropriately registered under applicable Canadian Securities Laws so as to permit it to lawfully fulfil its obligations hereunder; and

(b)           it has all requisite corporate power and authority to enter into this Underwriting Agreement and to carry out the transactions contemplated under this Underwriting Agreement on the terms and conditions set forth herein.

(2)           The representations and warranties of the Underwriters contained in this Underwriting Agreement shall be true at the Time of Closing as though they were made at the Time of Closing and they shall not survive the completion of the transactions contemplated under this Underwriting Agreement but shall terminate on the completion of the distribution of the Offered Securities.

Section 9               Additional Covenants of Rusoro

In addition to any other covenant of Rusoro set forth in this Underwriting Agreement, Rusoro covenants with the Underwriters that:

(a)           Compliance with Applicable Securities Laws.  Rusoro will ensure that the Offering Documents and the Offering comply in all material respects with all Applicable Securities Laws;

(b)           TSX-V Listings. Prior to the filing of the Final Prospectus with the Securities Commissions, Rusoro will file or cause to be filed with the TSX-V all necessary documents and will take, or cause to be taken, all necessary steps to ensure that the Offered Shares and the Over-Allotment Shares have been approved (or conditionally approved) for listing and for trading on the TSX-V, subject only to satisfaction by Rusoro of the Standard Listing Conditions, and Rusoro shall thereafter, fulfill the Standard Listing Conditions within the time period prescribed by the TSX-V;

(c)           Other Filings. Rusoro will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and Rusoro will pay all filing fees required to be paid in connection with the transactions contemplated in this Underwriting Agreement;

(d)           Press Releases.  Subject to compliance with applicable law, any press release of Rusoro relating to the Offering will be provided in advance to the Underwriters, and Rusoro will agree to the form and substance thereof with the Underwriters on behalf of the Underwriters, prior to the release thereof, and any press release shall include the following legend: “NOT FOR DISTRIBUTION TO A US NEWSWIRE SERVICE OR FOR DISSEMINATION IN THE UNITED STATES”;

(e)           Use of Proceeds. Rusoro confirms its intention to use the net proceeds from the purchase and sale of the Offered Securities in accordance with the descriptions set forth under the headings “Use of Proceeds” in the Final Prospectus; and

(f)            Blackout Period. Rusoro agrees not to, without the prior written consent of the Lead Underwriter, not to be unreasonably withheld, issue, nor announce any intention to, directly or indirectly, offer to sell or enter into any agreement to issue, offer or sell any Common Shares, any other securities of Rusoro, or any financial instruments convertible or exercisable into Common Shares for a period starting on the date hereof and ending on the date that is 90 days from the Closing Date except in conjunction with (i) the grant or exercise of incentive securities pursuant to existing incentive plans (ii) outstanding convertible securities and (iii) any transaction with an arm’s length third party whereby the Company directly or indirectly acquires shares or assets of a business.

(g)           Lock-Ups. The Company will use its best efforts to cause its directors and officers to, at or prior to the Time of Closing on the Closing Date, enter into agreements under which each such person shall agree with the Lead Underwriter not to sell, or enter into any agreement to sell, any securities of the Company beneficially owned by them, in each case for a period ending on the date that is 90 days from the Closing Date, without the prior written consent of the Lead Underwriter, which consent will not be unreasonably withheld.

Section 10             Covenants of the Underwriters

(1)           Each of the Underwriters hereby covenants and agrees with Rusoro the following:

(a)           Offering Jurisdictions and Offering Price. During the period of distribution of the Offered Securities by or through the Underwriters, the Underwriters will offer and sell Offered Securities to the public only in the Qualifying Jurisdictions directly and through other duly registered investments dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the “Selling Firms”), upon the terms and conditions set forth in the Final Prospectus and in this Underwriting Agreement.  The Underwriters may also offer and sell the Offered Securities in the United States to Persons they reasonably believe to be Qualified Institutional Buyers or U.S. Accredited Investors, or outside of Canada and the United States in a manner which (assuming the Company has not and does not market, offer or sell any Offered Securities or similar securities in such jurisdiction) is exempt from the prospectus and registration requirements of any such jurisdiction. The Underwriters will use reasonable efforts to re-sell the Offered Securities at the Offer Price and if any such Offered Securities remain unsold after such reasonable efforts, the Underwriters may sell such securities at such lower price as is permitted under applicable law.  For the purposes of this Subsection 10(1)(a), the Underwriters shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where a Final Passport System Decision Document for the Final Prospectus shall have been obtained from the applicable Securities Commission following the filing of the Final Prospectus.

(b)           Compliance with Canadian Securities Laws.  The Underwriters will comply with applicable Canadian Securities Laws applicable to the Underwriters in connection with the offer to sell and the distribution of the Offered Securities in the Qualifying Jurisdictions.

(c)           U.S. Offers and Sales. The Underwriters will comply with the obligations set out in Schedule A to this Underwriting Agreement.

(d)           Completion of Distribution. The Underwriters will notify Rusoro when, in the Underwriters’ opinion, the Underwriters have ceased the distribution of the

Offered Securities, and, within 30 days after completion of the distribution, will provide Rusoro, in writing, with a breakdown of the number of Offered Securities distributed in each of the Qualifying Jurisdictions where that breakdown is required by a Securities Commission for the purpose of calculating fees payable to, or making filings with, that Securities Commission.

(e)           Other Offers and Issues. The Underwriters will not directly or indirectly, solicit offers to purchase or sell the Offered Securities or deliver any Offering Document to purchasers so as to require registration of the Offered Securities or filing of a prospectus or similar document with respect to those Offered Securities under the laws of any jurisdiction other than the Qualifying Jurisdictions.

(2)           Liability on Default.  The Underwriters shall not be liable to Rusoro under this Section 10 with respect to any default resulting from the Company’s failure to comply with Applicable Securities Laws.

Section 11             Underwriting Percentages

(1)           The obligations of the Underwriters hereunder, including the obligation to purchase Offered Shares at the Time of Closing will be several, and not joint, and will be limited to the percentages of the aggregate percentage of the Units set out opposite the name of the Underwriters below:

Canaccord Capital Corporation	80%
GMP Securities L.P.	20%

(2)           In the event that either Underwriter fails to purchase its applicable percentage of the Offered Shares at the Time of Closing, the Underwriter will have the right, but will not be obligated, to purchase all of the percentage of the Offered Shares which would otherwise have been purchased by that Underwriter which is in default.  Nothing in this section will oblige the Company to sell to the Underwriters less than all of the Offered Shares or relieve from liability to the Company any Underwriter which will be so in default.

(3)           The Underwriters agree as between themselves that the Lead Underwriter will receive from the Underwriting Fee a 5% step-up fee.

Section 12             Closing

(1)           Location of Closing. The purchase and sale of the Offered Shares will be completed at the offices of Anfield Sujir Kennedy & Durno in Vancouver, British Columbia at the Time of Closing on the Closing Date.

(2)           Certificates. At the Time of Closing on the Closing Date, subject to the terms and conditions contained in this Underwriting Agreement, Rusoro shall deliver to the Lead Underwriter (on behalf of the Underwriters) a certificate or certificates representing the Offered Shares against payment of the Offer Price set out in this Underwriting Agreement by wire transfer on the Closing Date payable to Rusoro.  Rusoro will, at the Time of Closing on the Closing Date and upon such payment of the aggregate Offer Price to Rusoro, make payment in full of the Underwriting Fee, and the Underwriters’ legal fees and expenses payable pursuant to Section 17, which shall be made by Rusoro directing the Lead Underwriter (on behalf of the Underwriters) to withhold the Underwriting Fee and such fees and expenses from the payment of the aggregate Offer Price.  Certificates representing the Offered Shares shall be registered in such names as the Underwriters may request provided such request is made two (2) Business Days prior to the Closing Date.

Section 13             Over Allotment Option and Over-Allotment Closing

(1)           The Company hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase to purchase severally and not jointly the Over-Allotment Shares at the Offer Price per Over-Allotment Share.  The Over-Allotment Option may be exercised in whole or in part and from time to time prior to its expiry in accordance with the provisions of this Underwriting Agreement by the Underwriters delivering to the Company written notice of exercise, setting out the number of Over-Allotment Shares to be purchased by the Underwriters, which notice must be received by the Company not later than 5:00 p.m. (Vancouver time) on the date that is thirty (30) days from (and including) the closing date of the Offering.  Upon the furnishing of the notice, the Underwriters will be committed to purchase and the Company will be committed to issue and sell in accordance with and subject to the provisions of this Underwriting Agreement, the number of Over-Allotment Shares indicated in the notice.  Over-Allotment Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the distribution of the Offered Shares and for market stabilization purposes permitted pursuant to Canadian Securities Laws.

(2)           In the event that the Over-Allotment Option is exercised by the Underwriters and any of the Over-Allotment Shares are purchased by the Underwriters, the closing shall be made at the offices mentioned in Section 11 above, or at such other place as shall be agreed upon by the Underwriters and the Company, on the Over-Allotment Closing Date.

(3)           At the Time of Closing on an Over-Allotment Closing Date, if any, for the exercise of the Over-Allotment Option, subject to the terms and conditions contained in this Underwriting Agreement, the Company shall deliver to the Lead Underwriter (on behalf of the Underwriters) a certificate or certificates representing the Common Shares against payment of the purchase price by wire transfer on such Over-Allotment Closing Date payable to Rusoro.  Rusoro will, at the Time of Closing on such Over-Allotment Closing Date, and upon such payment of the aggregate purchase price to Rusoro, make payment in full of the Underwriting Fee which shall be made by Rusoro directing the Lead Underwriter (on behalf of the Underwriters)  to withhold the Underwriting Fee from the payment of the aggregate purchase price. Certificates representing the Over-Allotment Shares shall be registered in such names as the Underwriters may request provided such request is made two (2) Business Days prior to the Over-Allotment Closing Date.

(4)           The closing of the Over-Allotment Option shall be conditional upon the conditions set forth in Section 6 that apply to an Over-Allotment closing, except that such conditions that apply shall be satisfied as at Time of Closing on such Over-Allotment Option Closing Date.

Section 14             Compensation of the Underwriters

(1)           Underwriting Fee on Offered Shares. Rusoro shall pay to the Underwriters at the Time of Closing a fee (the “Underwriting Fee”) equal to $0.036 per Offered Share sold pursuant to the terms of this Underwriting Agreement (being 6.00% of the aggregate gross cash proceeds received from the sale of each of the Offered Shares).

(2)           Underwriting Fee on Over-Allotment Shares. Rusoro shall pay to the Underwriters at the Time of Closing on the each Over-Allotment Closing Date, if any, $0.036 per Over-Allotment Share sold (being 6.00% of the price per security).

Section 15             Termination Rights

(1)           All terms and conditions set out in this Underwriting Agreement shall be construed as conditions and any breach or failure by Rusoro to comply with any such conditions in favour of the Underwriters shall entitle the Underwriters to terminate and cancel their obligations hereunder and any obligations of affiliates, by written notice to that effect given to Rusoro prior to the relevant Time of Closing on the Closing Date, as applicable. Rusoro shall use its best efforts to cause all conditions in this Underwriting Agreement to be satisfied. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

(2)           In addition to any other remedies which may be available to the Underwriters in respect of any default, act or failure to act, or non compliance with the terms of this Underwriting Agreement by Rusoro, the Underwriters shall be entitled, at the Underwriters’ option, to terminate and cancel, without any liability on the Underwriters’ part, the Underwriters’ obligations under this Underwriting Agreement to purchase the Offered Shares or the Over-Allotment Shares if, at or at any time prior to the applicable Time of Closing:

(a)           either:

(i)            in relation to Rusoro, any inquiry, investigation or other proceeding, whether formal or informal, is commenced, announced, or threatened or any order or ruling is issued by any exchange or market, or any other regulatory authority in Canada or the United States; or

(ii)           any law or regulation under or pursuant to any statute of Canada or of any province thereof, or of the United States or any state or territory thereof or, is promulgated or changed,

which moratorium, inquiry, investigation, proceeding, order, ruling, law or regulation, in the opinion of the Underwriters, acting in good faith, operates to prevent or materially restrict the distribution or trading of the Offered Securities and/or the Common Shares or which, in the opinion of the Underwriters, acting in good faith, would reasonably be expected to have a Material Adverse Effect, including as to the market price or value of the Offered Securities and/or the Common Shares; or

(b)           there is, in the opinion of the Underwriters, acting in good faith, a material change or a change in any material fact or a new material fact arises that would reasonably be expected to have a Material Adverse Effect, including as to the market price or value of the Offered Securities; or

(c)           there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including without limiting the generality of the foregoing, any military conflict, civil insurrection, or any terrorist action (whether or not in connection with such conflict or insurrection), which, in the Underwriters’ opinion, acting in good faith, materially adversely affects or involves, or will materially adversely affect or involve, the Canadian, or United States or European financial markets and/or prevent or materially restrict the trading of the Common Shares or any other securities of the Company or the distribution of the Offered Securities, or may result in a Material Adverse Effect; or

(d)           (i) the state of financial markets in Canada, the United States or Europe or elsewhere where it is planned to market the Offered Securities is such that, in the reasonable opinion of the Underwriters, the Offered Securities cannot be marketed profitably, or (ii) purchasers that express an interest to the Underwriters to purchase Offered Securities or that enter into a purchase commitment with the Underwriters for the purchase of Offered Securities shall have withdrawn or have indicated their intention to withdraw, from their expression of interest to purchase or purchase commitment; or

(e)           if a cease trading order is made by any securities regulatory authority or other competent authority by reason of the fault of Rusoro or its respective directors, officers and agents and such cease trading order is not rescinded within 48 hours; or

(f)            if at any time prior to the Closing Date, as applicable, the Underwriters is not satisfied, acting reasonably, with the results of any due diligence investigations and examinations with respect to Rusoro conducted by or on behalf of the Underwriters subsequent to the date hereof; or

(g)           if Rusoro is in material breach of any term, condition or covenant of this Underwriting Agreement, or any representation or warranty given by Rusoro in this Underwriting Agreement becomes or is materially false.

(3)           The rights of termination contained in this section may be exercised by the Lead Underwriter giving written notice thereof to the Company at any time prior to the applicable Time of Closing and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Underwriting Agreement or otherwise. In the event of any such termination, there shall be no further liability or obligation on the part of the Underwriters to the Company or on the part of the Company to the Underwriters except in respect of any liability or obligation under either of Section 16 and Section 17, which will remain in full force and effect.

Section 16             Indemnity

(1)           Rusoro covenants and agrees to protect, indemnify, and save harmless, each of the Underwriters and their affiliates, and each of their respective directors, officers, employees, affiliates and agents and each person, if any, who controls the Underwriters or its affiliates (individually, an “Indemnified Party” and collectively, the “Indemnified Parties”), against all losses (other than loss of profits), claims, damages, suits, liabilities, costs, damages, or expenses caused or incurred, whether directly or indirectly, by reason of:

(a)           any information or statement (except for information or statements relating solely to an Underwriters and furnished by it specifically for use in the Offering Documents) contained in any of the Offering Documents, or any certificate of Rusoro delivered hereunder, which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation (as defined herein) or any misstatement of a material fact or any omission or alleged omission to state in the Offering Documents any material fact (except for any information and statements relating solely to an Underwriters and furnished by it specifically for use in the Offering Documents) required to be stated in the Offering Documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(b)           any order made, or inquiry, investigation or proceeding commenced by any securities regulatory authority or other competent authority based upon any misrepresentation, untrue statement or omission or alleged untrue statement or omission in the Offering Documents, (except for information and statements relating solely to an Underwriter and furnished by it specifically for use in such documents) that prevents or restricts the trading in any of Rusoro’s securities or the distribution or distribution to the public, as the case may be, of any of the Offered Securities in any of the Qualifying Jurisdictions;

(c)           Rusoro not complying with any requirement of Applicable Securities Laws or stock exchange requirements in connection with the transactions herein contemplated including Rusoro’s non-compliance with any statutory requirement to make any document available for inspection; or

(d)           any breach of a representation or warranty of Rusoro contained in this Underwriting Agreement or the failure of Rusoro to comply with any of its obligations hereunder.

(2)           If any Indemnified Party receives actual notice of any formal proceeding commenced against it in a court of competent jurisdiction in respect of which indemnification is or might reasonably be considered to be provided under any of subsection (1), such Indemnified Party will notify the applicable indemnifying party (the “Indemnifier”) as soon as possible of the nature of such claim (provided that omission to so notify the Indemnifier will not relieve the Indemnifier of any liability that it may otherwise have to the Indemnified Party hereunder, except to the extent the Indemnifier is materially prejudiced by such omission) and the Indemnifier shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to such Indemnified Party and that no settlement may be made by the

Indemnifier or such Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld.

(3)           In any such claim, such Indemnified Party shall have the right to retain other legal counsel to act on such Indemnified Party’s behalf, provided that the fees and disbursements of such other legal counsel shall be paid by such Indemnified Party, unless: (i) the Indemnifier and such Indemnified Party mutually agree to retain other legal counsel; or (ii) the representation of the Indemnifier and such Indemnified Party by the same legal counsel would, in the opinion of such counsel, be inappropriate due to actual or potential differing interests, in which event such fees and disbursements shall be paid by the Indemnifier to the extent that they have been reasonably incurred, provided that in no circumstances will the Indemnifier be required to pay the fees and expenses of more than one set of legal counsel (and any required local counsel) for all Indemnified Parties.  Notwithstanding the foregoing sentence, if at any time an Indemnified Party shall have requested the Indemnifier to reimburse the Indemnified Party for fees and disbursements of counsel as contemplated by clause (ii) above, then the Indemnifier agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 120 days after receipt by the Indemnifier of the aforesaid request, (ii) the Indemnifier shall not have fully reimbursed the Indemnified Party in accordance with such request prior to the date of such settlement and (iii) such Indemnified Party shall have given the Indemnifier at least 30 days’ prior notice of its intention to settle.

(4)           To the extent that any Indemnified Party is not a party to this Underwriting Agreement, the Underwriters shall obtain and hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

(5)           The Indemnifier hereby consents to personal jurisdiction in any court in which any claim that is subject to indemnification hereunder is brought against the Underwriters or any Indemnified Party and to the assignment of the benefit of this section to any Indemnified Party for the purpose of enforcement provided that nothing herein shall limit the Indemnifier’s right or ability to contest the appropriate jurisdiction or forum for the determination of any such claims.

(6)           The rights of the Indemnifier contained in this section shall not enure to the benefit of any Indemnified Party to the extent that any such loss, claim, damage, or liability arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in any Offering Document in reliance upon and in conformity with written information concerning the Underwriters furnished to Rusoro by the Underwriters.

(7)           Except as contemplated in this section, no Indemnifier shall be liable under this section for any settlement of any claim or action effected without its prior written consent, which shall not be unreasonably withheld.

(8)           For greater certainty, an Indemnified Party that is indemnified under this Section 16 is not entitled to be indemnified under the Bid Letter in respect of the same losses, claims, damages, suits, liabilities, costs, or expenses indemnified under this Section 16.

Section 17             Expenses

The Company will pay all of its expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Securities and the filing of the Preliminary Prospectuses and the Final Prospectus; (ii) the fees and expenses of the Company’s and the Underwriters’ legal counsel (the latter subject to a maximum of $75,000); and (iii) all costs incurred in connection with the preparation of documentation relating to the Offering and the convening and holding of a general meeting (if required).

The Company will reimburse the Underwriters for all reasonable out-of-pocket expenses incurred by it in entering into and performing this Underwriting Agreement, including, but not limited to, travel and communication expenses, database service expenses, courier charges, the reasonable fees and disbursements of counsel and any other advisors retained by the Underwriters with the prior consent of the Company, such consent not to be unreasonably withheld or delayed. Such reimbursable expenses shall be payable on receipt by the Company of invoices from the Underwriters, whether or not the Offering is completed.

All of the expenses and fees payable under this Section 17 may be deducted by the Lead Underwriter (on behalf of the Underwriters) from the gross proceeds of the Offering.

All or part of the amount payable under this Section 17 and Section 14 hereof may be subject to the federal Goods and Services Tax or applicable provincial sales tax (collectively, “Tax”). Where Tax is applicable, an additional amount equal to the amount of Tax owing will be charged to the Company.

Section 18             Governing Law

This Underwriting Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Section 19             Survival of Warranties, Representations, Covenants and Agreements

Except as expressly provided for in this Underwriting Agreement, all warranties, representations, covenants and agreements of Rusoro herein contained, or contained in, documents submitted or required to be submitted pursuant to this Underwriting Agreement, shall survive the purchase by the Underwriters of the applicable Offered Securities and shall continue in full force and effect, regardless of the closing of the sale of the Offered Securities and regardless of any investigation which may be carried on by the Underwriters, or on their behalf, for a period of two years following the Closing Date. Without limitation of the foregoing, the provisions contained in this Underwriting Agreement in any way related to the indemnification or the contribution obligations shall survive and continue in full force and effect, indefinitely, subject only to the limitation requirements of applicable law.

Section 20             No Fiduciary Relationship

The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Offered Securities.  The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Underwriting Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of the purchase and sale of the Offered Securities, either before or after the date hereof.  The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Underwriting Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect.  The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Offered Securities, do not constitute advice or recommendations to the Company. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary or similar duty to the Company in connection with the transactions contemplated by this Underwriting Agreement or any matters leading up to such transactions.

Section 21             Notices

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile delivered or facsimile to such other party as follows:

(a)

to Rusoro at:

Rusoro Mining Ltd.
Suite 2164 - 1055 Dunsmuir Street
Four Bentall Centre
Vancouver, B.C. V7X 1B1

Attention:

Mr. Andre Agapov, Chief Executive Officer

Facsimile No.:

604 632-4045

with a copy (which shall not constitute notice) to:

Anfield Sujir Kennedy & Durno
1600 - 609 Granville Street,
P.O. Box 10068, Pacific Centre,
Vancouver, B.C., V7Y 1C3

Attention:

Michael Kennedy

Facsimile No.:

(604) 669-3877

(b)	to the Underwriters at:

Canaccord Adams Limited on behalf of the Underwriters
Cardinal Place, 7th Floor
80 Victoria Street
London SW1E 5Jl

Attention:

Head of Legal and Compliance

Facsimile No.:

+44 020 7050 6572

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
Suite 1700
666 Burrard Street
Vancouver, British Columbia, V6C 2X8

Attention:

Neville McClure

Facsimile No.:

604-681-1825

or at such other address or facsimile number as may be given by either of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when delivered or, if facsimile, on the next business day after such notice or other communication has been facsimile (with receipt confirmed).

Section 22             Counterpart Signature

This Underwriting Agreement may be executed in one or more counterparts (including counterparts by facsimile), which together shall constitute an original copy hereof as of the date first noted above.

Section 23             Time Of The Essence

Time shall be of the essence in this Underwriting Agreement.

Section 24             Severability

If any provision of this Underwriting Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Underwriting Agreement and shall be severable from this Underwriting Agreement.

Section 25             Entire Agreement

This Underwriting Agreement constitutes the entire agreement among the Underwriters and Rusoro relating to the subject matter hereof, and without limiting the generality of the foregoing, supersedes both the Bid Letter and the underwriting agreement between Rusoro and Canaccord Capital Corporation dated February 24, 2009.

Section 26             Language

The parties have expressly required this Underwriting Agreement and all other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only.  Les parties ont expressément demandé que la présente convention de prise ferme ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

Section 27             Acceptance

If this agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by Rusoro, please communicate your acceptance by executing where indicated below and returning by facsimile one copy and returning by an  originally executed copy to the Underwriters.

Yours very truly,

CANACCORD CAPITAL CORPORATION		GMP SECURITIES L.P.

By:	“Ali Pejman”	“Eugene McBurney”
	Authorized Signing Officer	Authorized Signing Officer

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED at Vancouver as of this 10th day of March, 2009.

RUSORO MINING LTD.

By:	“George Salamis”
Authorized Signing Officer

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed, and the following terms shall have the meanings indicated:

“Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule “A”, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Securities;

“Foreign Issuer” means a foreign issuer as that term is defined in Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is (a) the government of any foreign country or of any political subdivision of a foreign country; or (b) a corporation or other organization incorporated under the laws of any foreign country, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or through  voting trust certifications or depositary receipts by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over television, radio or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Rule 144” means Rule 144 adopted by the SEC under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities” means the Offered Securities;

“Selling Dealer Group” means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Securities pursuant to the Underwriting Agreement;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliate” has the meaning given to that term in Section 2(a) of this Schedule “A”;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Subscription Agreement” means the subscription agreement in the form of Exhibit 1 to the U.S. Placement Memorandum.

(1)                                  Each of the Underwriters represents and warrants to the Company that:

(a)                                  it acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to either (i) the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A or (ii) the exemption from the registration requirements of the U.S. Securities Act provided by Section 4(2) thereof and Rule 506 of Regulation D, and in accordance with applicable state securities laws.  It has not offered or sold, and will not offer or sell, any of the Securities constituting part of its allotment except in accordance with Regulation S in an offshore transaction or in the United States as provided for in this Schedule “A”;

(b)                                 it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except with its affiliates, any Selling Dealer Group members or with the prior written consent of the Company; and

(c)                                  it shall require each Selling Dealer Group member to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each Selling Dealer Group member complies with, the applicable provisions of this Schedule “A” as if such provisions applied to such Selling Dealer Group member.

(2)                                  Each of the Underwriters covenants to and agrees with the Company that:

(a)                                  all offers and sales of the Securities in the United States will be effected through one or more United States affiliates of the Underwriter (each, a “U.S. Affiliate”) in accordance with all applicable U.S. broker-dealer requirements;

(b)                                 each U.S. Affiliate is a Qualified Institutional Buyer, is a duly registered broker-dealer with the SEC, and is a member of, and in good standing with, the Financial Industry Regulatory Authority Inc. on the date such representation is made;

(c)                                  it will not, either directly or through a U.S. Affiliate, solicit offers for, or offer to sell, the Securities in the United States by means of any form of

General Solicitation or General Advertising and neither it nor its Affiliate(s), nor any persons acting on its or their behalf have engaged or will engage in any Directed Selling Efforts with respect to the Securities;

(d)                                 it will solicit, and will cause each U.S. Affiliate to solicit, offers for the Securities in the United States only from, and will offer the Securities only to, persons it reasonably believes to be Qualified Institutional Buyers or U.S. Accredited Investors, as the case may be;

(e)                                  it will inform, and cause each U.S. Affiliate to inform, all purchasers of the Securities in the United States that the Securities have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance upon Rule 144A or Section 4(2) and Rule 506 of Regulation D, as the case may be, and in each case in accordance with applicable state securities laws;

(f)                                    it will deliver, through a U.S. Affiliate, a copy of each U.S. Placement Memorandum to each person in the United States purchasing Securities from it and no other written material will be used in connection with the offer or sale of the Securities in the United States;

(g)                                 it shall cause each U.S. Affiliate to agree, for the benefit of the Company, to the same provisions as are contained in paragraphs (1) and (2) of this Schedule “A”;

(h)                                 at least one business day prior to closing, it shall cause each U.S. Affiliate to provide Computershare Investor Services Inc. (the “Transfer Agent”) with a list of all purchasers of the Securities in the United States; and

(i)                                     if it or its U.S. Affiliates have offered or sold Securities in the United States, at closing it, together with each such U.S. Affiliate, will provide a certificate, substantially in the form of Exhibit 1 to this Schedule “A”, or it will be deemed to have represented that neither it nor they offered or sold Securities in the United States.

(3)                                  It is understood and agreed by the Underwriters that the sale of the Securities in the United States may be made only (a) by the Underwriters or their respective U.S. Affiliates, acting as principals, pursuant to Rule 144A to persons who are, or are reasonably believed by them to be, Qualified Institutional Buyers and (b) by the Company pursuant to Section 4(2) of the U.S. Securities Act and Rule 506 of Regulation D to substituted purchasers designated by the Underwriters or the U.S. Affiliates whom the Underwriters or their respective U.S. Affiliates reasonably believe, based on a pre-existing business relationship, to be U.S. Accredited Investors and in all cases, in compliance with any applicable state securities laws of the United States, provided that prior to any such sale each purchaser shall have been provided with the U.S. Placement Memorandum, each purchaser shall (i) have executed and delivered a U.S. Subscription Agreement, if purchasing as an U.S. Accredited Investor, or (ii) by purchasing Securities shall be deemed to have represented and warranted for the benefit of the Company and the Underwriters that:

(a)                                  it is authorized to consummate the purchase of the Securities;

(b)                                 it understands and acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and that the offer and sale of Securities to it are being made in reliance upon Rule 144A;

(c)                                  it is a Qualified Institutional Buyer and is acquiring the Securities for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Securities in violation of United States federal or state securities laws;

(d)                                 it acknowledges that it has not purchased the Securities as a result of any General Solicitation or General Advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio, television or the internet or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(e)                                  it understands and acknowledges that the Securities are “restricted securities” within the meaning of Rule 144, and that if in the future it decides to offer, resell, pledge or otherwise transfer any of the Securities, the Securities may be offered, sold, pledged or otherwise transferred only (i)  to the Company; (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable Canadian local laws and regulations; (iii) within the United States, in accordance with (a) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of one or more Qualified Institutional Buyers and to whom notice is given that the offer, sale, pledge or transfer is being made in reliance upon Rule 144A or (b) Rule 144 under the U.S. Securities Act, if available, and in compliance with any applicable state securities laws of the United States;  or (iv) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws of the United States; after (x) in the case of proposed transfers pursuant to (ii) above, providing a declaration to the Transfer Agent, as transfer agent for the Securities, in the form attached hereto as Exhibit 2 (or such other form as the Company may prescribe from time to time) and (y) in the case of proposed transfers pursuant to (iii)(b) or (iv) above, providing to the Transfer Agent an opinion of counsel, of recognized standing reasonably satisfactory to the Company, to the effect that the proposed transfer may be effected without registration under the U.S. Securities Act;

(f)                                    it understands and acknowledges that certificates representing any Securities sold in the United States, and all certificates issued in exchange for or in substitution of such certificates, will bear the following legend upon the original issuance of the Securities and until the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) PURSUANT TO ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED.

IF THE COMPANY IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM THE TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT. FOR ANY TRANSFER IN ACCORDANCE WITH (C)(2) AND (D) ABOVE, THE LEGEND MAY BE REMOVED BY DELIVERY TO THE TRANSFER AGENT OF AN OPINION OF COUNSEL, OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY, TO THE EFFECT THAT SUCH LEGEND IS NO LONGER REQUIRED UNDER APPLICABLE REQUIREMENTS OF THE U.S. SECURITIES ACT OR STATE SECURITIES LAWS.”

provided that, if the Securities are being sold in compliance with the requirements of Rule 904 of Regulation S, then the legend may be removed by providing a declaration to the Company’s transfer agent Computershare Trust Company of Canada (or its successor), in the form attached hereto as Exhibit 2 (or as the Company may prescribe from time to time).

provided further, that if the Securities are being sold under Rule 144 or pursuant to another exemption from the registration requirements of the U.S. Securities Act, the legend may be removed by delivering to the

Computershare Trust Company of Canada (or its successor) and to the Company an opinion of counsel of recognized standing reasonably satisfactory to the Company and its U.S. counsel.to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(g)                                 it consents to the Company making a notation on its records or giving instructions to any transfer agent of the Securities in order to implement the restrictions on transfer set out and described in paragraphs 3(e)  and 3(f) above;

(h)                                 it understands and acknowledges that the Company is not obligated to file and has no present intention of filing with the SEC or with any state securities administrator any registration statement in respect of resales of the Securities in the United States;

(i)                                     it acknowledges that it has received, for its information only, a copy each of the U.S. Placement Memorandum and has been afforded the opportunity to ask such questions as it deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and to obtain such additional information which the Company possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the U.S. Placement Memorandum and that it considered necessary in connection with its decision to invest in the Securities;

(j)                                     it is relying on the information contained in the U.S. Placement Memorandum and the accompanying Prospectuses in making its investment decision with respect to the Securities.  It acknowledges that no representation or warranty is made by the Underwriters or the U.S. Affiliates as to the accuracy or completeness of such materials.  It further acknowledges that none of the Company, the Underwriters or the U.S. Affiliates has made any representation or given any information to it with respect to the Company or the offering or sale of any Securities other than the information contained in the U.S. Placement Memorandum and accompanying Prospectuses;

(k)                                  it understands and acknowledges that the Company (i) is not obligated to remain a “foreign issuer” within the meaning of Regulation S, (ii) may not, at the time the Securities are resold by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions which could cause the Company not to be a foreign issuer; and

(l)                                     it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Company, the Underwriters and the U.S. Affiliates of the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Securities.

(4)                                  The Company represents, warrants, covenants and agrees to and with the Underwriters that:

(a)                                  it is a Foreign Issuer and reasonably believes that it has no Substantial U.S. Market Interest in the Securities;

(b)                                 it is not, and giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Prospectus, will not be required to register as an “investment company” pursuant to the provisions of the United States Investment Company Act of 1940, as amended;

(c)                                  at the date hereof, the Securities are not and no securities of the same class as the Securities (A) listed on a national securities exchange in the United States, (B) quoted in an “automated inter-dealer system” in the United States as such term is used in the U.S. Exchange Act, or (C) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A under the U.S. Securities Act) of less than ten percent for securities so listed or quoted;

(d)                                 for so long as any of the Securities which are sold in the United States in reliance upon Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, it shall either: (A) furnish to all necessary and appropriate persons all information required to be furnished in accordance with Rule 12g3-2(b) under the Exchange Act; (B) file reports and other information with the SEC under Section 13 or 15(d) of the Exchange Act; or (C) provide to any holder of Securities and any prospective purchaser of Securities designated by such holder, upon the request of such holder, the information required to be provided by paragraph (d)(4), of Rule 144A (so long as such requirements are necessary in order to permit holders of the Securities to effect resale under Rule 144A);

(e)                                  none of it, its affiliates or  any person acting on its or their behalf has offered or will offer to sell the Securities by means of any form of General Solicitation or General Advertising in the United States with respect to the Securities; and

(f)                                    none of it, its subsidiaries, its affiliates or any person acting on its or their behalf has engaged or will engage in any Directed Selling Efforts with respect to the Securities.

EXHIBIT 1 TO SCHEDULE “A”
FORM OF UNDERWRITERS’ CERTIFICATE

In connection with the offer and sale of the common shares (the “Securities”) of Rusoro Mining Ltd. (the “Company”) to one or more U.S. Accredited Investors and Qualified Institutional Buyers, the undersigned, on behalf of Canaccord Capital Corporation (the “Underwriters”) referred to in the Amended and Restated Underwriting Agreement dated as of March 10, 2009 among the Company and the Underwriters (the “Underwriting Agreement”) and Canaccord Adams Inc., which has signed below in its capacities as placement agent in the United States for the Underwriters (the “U.S. Affiliate”), do hereby certify that:

(g)                                 the U.S. Affiliate is a duly registered broker-dealer with the SEC, and is a member of, and in good standing with, the Financial Industry Regulatory Authority Inc. on the date hereof, and all offers and sales of Securities in the United States have been and will be effected by the U.S. Affiliate in accordance with all U.S. broker-dealer requirements;

(h)                                 neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of general solicitation or general advertising (as those terms are used in Regulation D (“Regulation D”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”));

(i)                                    each offeree was provided with the final prospectus of the Company, together with a U.S. covering memorandum relating to the offering of the Securities in the United States (together, the “Offering Documents”), and we have not used and will not use any written material other that the Offering Documents;

(j)                                     immediately prior to transmitting the Offering Documents to offerees, we had reasonable grounds to believe and did believe that each offeree was either (i) a qualified institutional buyer as defined in Rule 144A under the U.S. Securities Act (a “Qualified Institutional Buyer”), or (ii) an “accredited investor” that satisfies the criteria set forth in Rule 501(a) of Regulation D (a “U.S. Accredited Investor”) and, on the date hereof, we continue to believe that each offeree that purchases Securities from the Underwriters through the U.S. Affiliate is a Qualified Institutional Buyer and that each offeree that purchases Securities from the Company as a substituted purchaser is a U.S. Accredited Investor with whom the Underwriters or the U.S. Affiliate had a pre-existing business relationship;

(k)                                  all offers and sales of the Securities in the United States were made to a maximum of 50 U.S. Accredited Investors by the Underwriters and the U.S. Affiliate;

(l)                                     prior to any sale of the Securities in the United States, we obtained from each U.S. Accredited Investor a U.S. Subscription Agreement signed by such subscriber; and

(m)                               the offering of the Securities in the United States has been conducted by us in accordance with the Underwriting Agreement.

Capitalized terms used in this certificate have the meanings given to them in the Underwriting Agreement, unless otherwise defined herein.

Dated:

CANACCORD CAPITAL CORPORATION		CANACCORD ADAMS INC.

By:		By:
	Name:		Name:
	Title:		Title:

GMP SECURITIES L.P.		GRIFFITHS MCBURNEY CORP.

By:		By:
	Name:		Name:
	Title:		Title:

EXHIBIT 2 TO SCHEDULE “A”
FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:                                                                          Rusoro Mining Ltd. (the “Company”)

AND TO:                                            Computershare Investors Services Inc.

The undersigned acknowledges that the sale of               common shares (the “Securities”) of the Company represented by certificate No.       to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and certifies that:

(5)                                  it is not an “affiliate” of the Company (as defined in Rule 405 under the U.S. Securities Act);

(6)                                  the offer of the Securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the TSX Venture Exchange, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States;

(7)                                  neither the seller nor any person acting on its behalf has engaged or will engage in any “directed selling efforts” (as such term is defined in Regulation S) in the United States in connection with the offer and sale of the Securities;

(8)                                  the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the Securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act);

(9)                                  the seller does not intend to replace the Securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and

(10)                            the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.

Dated:	By:
Name:
Title: